Exhibit 99.1

Poseidon Oil Pipeline Company, L.L.C.
Financial Statements for the Years Ended December 31, 2021, 2020 and 2019
and Independent Auditor's Report

POSEIDON OIL PIPELINE COMPANY, L.L.C.

Report of Independent Auditors

The Management Committee
Poseidon Oil Pipeline Company, L.L.C.

Opinion
We have audited the financial statements of Poseidon Oil Pipeline Company, L.L.C (the Company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, members’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”).
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.
Auditor’s Responsibility for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young LLP
Houston, Texas
February 23, 2022

POSEIDON OIL PIPELINE COMPANY, L.L.C.

BALANCE SHEETS
(Dollars in thousands)

	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$105	$383
Accounts receivable—trade, net of allowance	14,847	26,475
Accounts receivable—related parties	1,199	382
Crude oil inventory	1,357	2,906
Other current assets	319	319
Total current assets	17,827	30,465
FIXED ASSETS, net	160,379	171,732
OTHER ASSETS, net	6,186	4,673
TOTAL ASSETS	$184,392	$206,870
LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable – trade	$24	$508
Accounts payable – related parties	2,654	2,640
Deferred revenue	3,510	5,083
Accrued liabilities	1,480	1,727
Total current liabilities	7,668	9,958
LONG-TERM DEBT	207,900	211,000
OTHER LONG-TERM LIABILITIES	24,070	26,595
Total liabilities	239,638	247,553
MEMBERS' EQUITY (DEFICIT)	(55,246)	(40,683)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$184,392	$206,870
The accompanying notes are an integral part of these financial statements.

POSEIDON OIL PIPELINE COMPANY, L.L.C.

STATEMENTS OF OPERATIONS
(Dollars in thousands)

	For the Years Ended December 31,
	2021	2020	2019
CRUDE OIL HANDLING REVENUES:
Third parties	$119,157	$134,985	$114,855
Related parties	15,289	12,381	16,944
Total crude oil handling revenues	134,446	147,366	131,799
COSTS AND EXPENSES:
Crude oil handling costs
Third parties	3,237	2,576	1,369
Related parties	6,328	6,884	6,810
Total crude oil handling costs	9,565	9,460	8,179
Other operating costs and expenses
Third parties	2,102	2,166	2,171
Related parties	9,441	9,166	8,899
Total other operating costs and expenses	11,543	11,332	11,070
Depreciation and accretion expense	15,844	15,722	15,764
General and administrative costs	45	46	47
Total costs and expenses	36,997	36,560	35,060
OPERATING INCOME	97,449	110,806	96,739
Interest expense	4,162	5,594	9,285
NET INCOME	$93,287	$105,212	$87,454
The accompanying notes are an integral part of these financial statements.

POSEIDON OIL PIPELINE COMPANY, L.L.C.

STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the Years Ended December 31,
	2021	2020	2019
OPERATING ACTIVITIES:
Net income	$93,287	$105,212	$87,454
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and accretion expense	15,844	15,722	15,764
Amortization of loan costs	331	331	364
Effect of changes in operating accounts:
Accounts receivable	10,811	1,271	(11,361)
Inventories	1,549	(1,300)	(41)
Other assets and deferred charges	(1,844)	(2,881)	(148)
Accounts payable	(1,301)	(1,651)	(555)
Other liabilities	(4,513)	(8,436)	(3,759)
Net cash provided by operating activities	114,164	108,268	87,718
INVESTING ACTIVITIES:
Payments to acquire fixed assets	(3,492)	(157)	(480)
Net cash used in investing activities	(3,492)	(157)	(480)
FINANCING ACTIVITIES:
Borrowings under revolving credit facility	77,900	72,000	64,800
Repayments under revolving credit facility	(81,000)	(76,100)	(58,000)
Cash distributions to Members	(107,850)	(103,872)	(92,600)
Credit Facility Fees	—	—	(1,455)
Net cash used in financing activities	(110,950)	(107,972)	(87,255)
Net change in cash and cash equivalents	(278)	139	(17)
Cash and cash equivalents, beginning of period	383	244	261
Cash and cash equivalents, end of period	$105	$383	$244

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$3,838	$5,258	$8,866
Current liabilities for capital expenditures at end of year	$958	$113	$51
The accompanying notes are an integral part of these financial statements.

POSEIDON OIL PIPELINE COMPANY, L.L.C.
STATEMENTS OF MEMBERS' EQUITY (DEFICIT)
(Dollars in thousands)

	Poseidon Pipeline Company, L.L.C.	Shell Midstream Partners, L.P.	GEL Poseidon, LLC	Total
Balance at January 1, 2019	$(13,276)	$(13,276)	$(10,325)	$(36,877)
Net income	31,483	31,483	24,488	87,454
Cash distributions to Members	(33,336)	(33,336)	(25,928)	(92,600)
Balance at December 31, 2019	(15,129)	(15,129)	(11,765)	(42,023)
Net income	37,876	37,876	29,460	105,212
Cash distributions to Members	(37,394)	(37,394)	(29,084)	(103,872)
Balance at December 31, 2020	(14,647)	(14,647)	(11,389)	(40,683)
Net income	33,583	33,583	26,121	93,287
Cash distributions to Members	(38,826)	(38,826)	(30,198)	(107,850)
Balance at December 31, 2021	$(19,890)	$(19,890)	$(15,466)	$(55,246)
The accompanying notes are an integral part of these financial statements.

Note 1. Company Organization and Description of Business

Company Organization
Poseidon Oil Pipeline Company, L.L.C. (“Poseidon”) is a Delaware limited liability company formed in February 1996 to design, construct, own and operate an unregulated crude oil pipeline system located in the central Gulf of Mexico offshore Louisiana. Unless the context requires otherwise, references to “we”, “us”, “our” or “the Company” within these notes are intended to mean Poseidon.

At December 31, 2021, we were owned (i) 36% by Poseidon Pipeline Company, L.L.C.; (ii) 28% by GEL Poseidon, LLC, collectively (“Genesis”), and (iii) 36% by Shell Midstream Partners, L.P. (“Shell”).

Description of Business
The Poseidon Oil Pipeline System (the “Pipeline”) gathers crude oil production from the outer continental shelf and deep-water areas of the Gulf of Mexico offshore Louisiana for delivery to onshore locations in south Louisiana. The system includes a pipeline junction platform located at South Marsh Island 205 (“SMI-205”). Manta Ray Gathering Company, L.L.C. (“Manta Ray”), a wholly owned subsidiary of Genesis, serves as the operator of the Pipeline.

Note 2. Significant Accounting Policies

Our financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Except as noted within the context of each footnote disclosure, dollar amounts presented in the tabular data within these footnote disclosures are stated in thousands of dollars.

In preparing these financial statements, the Company has evaluated subsequent events for potential recognition or disclosure through February 23, 2022, the issuance date of the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents represent unrestricted cash on hand and may also include highly liquid investments with original maturities of less than three months from the date of purchase.

Accounts Receivable
We review our outstanding accounts receivable balances on a regular basis and record an allowance for amounts that we expect will not be fully recovered. Actual balances are not applied against the reserve until substantially all collection efforts have been exhausted.

Contingency and Liability Accruals
We accrue reserves for contingent liabilities including environmental remediation and potential legal claims. When our assessment indicates that it is probable that a liability has occurred and the amount of the liability can be reasonably estimated, we make accruals. We base our estimates on all known facts at the time and our assessment of the ultimate outcome, including consultation with external experts and counsel. We revise these estimates as additional information is obtained or resolution is achieved.

We also make estimates related to future payments for environmental costs to remediate existing conditions attributable to past operations. Environmental costs include costs for studies and testing as well as remediation and restoration. We sometimes make these estimates with the assistance of third parties involved in monitoring the remediation effort.

At December 31, 2021, we were not aware of any contingencies or liabilities that would have a material effect on our financial position, results of operations or cash flows.

Crude Oil Handling Costs
Crude oil handling costs represent expenses we incur as a result of utilizing third party-owned and related party-owned pipelines in the provision of services.

Estimates
Preparing our financial statements in conformity with GAAP requires us to make estimates that affect amounts presented in the financial statements. Our most significant estimates relate to (i) the useful lives and depreciation methods used for fixed assets; (ii) estimates of variable consideration for revenue recognition; and (iii) estimates of future asset retirement obligations.

Actual results could differ materially from our estimates. On an ongoing basis, we review our estimates based on currently available information. Any changes in the facts and circumstances underlying our estimates may require us to update such estimates, which could have a material impact on our financial statements.

Fair Value Information
The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature. The fair value of long-term debt approximates the book value as of December 31, 2021 given the variable rate nature of this debt.

Impairment Testing for Long-Lived Assets
Long-lived assets such as fixed assets are reviewed for impairment annually and when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written-down to their estimated fair values. The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset’s carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charge equal to the excess of the asset’s carrying value over its estimated fair value is recorded. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at a specified measurement date. We measure fair value using market price indicators or, in the absence of such data, appropriate valuation techniques.

No asset impairment charges were recognized during the years ended December 31, 2021, 2020 or 2019.

Income Taxes
We are organized as a pass-through entity for federal income tax purposes. As a result, our financial statements do not provide for such taxes and our Members are individually responsible for their allocable share of our taxable income for federal income tax purposes.

Inventories
We take title to crude oil volumes we purchase from producers and volumes we obtain through contractual pipeline loss allowances. Timing and measurement differences between receipt and delivery volumes, as well as fluctuations in crude oil pricing, impact our inventory balances. Our inventory amounts are presented at the lower of average cost or net realizable value.

Due to fluctuating crude oil prices, we recognize lower of cost or net realizable value adjustments when the carrying value of our crude oil inventory exceeds its net realizable value. These non-cash charges are a component of “Crude oil handling costs” on our Statements of Operations in the period they are recognized.

Fixed Assets and Asset Retirement Obligations
Fixed assets are recorded at cost. Expenditures for additions, improvements and other enhancements to fixed assets are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When fixed assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period.

In general, depreciation is the systematic and rational allocation of an asset’s cost, less its residual value (if any), to the reporting periods it benefits. Our fixed assets are depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Our estimate of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of our assets. Estimated useful lives are 5 to 30 years for our related fixed assets.

Asset retirement obligations (“AROs”) are legal obligations associated with the retirement of tangible long-lived assets that result from their acquisition, construction, development and/or normal operation. When an ARO is incurred, we record a liability for the ARO and capitalize an equal amount as an increase in the carrying value of the related long-lived asset. ARO amounts are measured at their estimated fair value using expected present value techniques. Over time, the liability is accreted to its present value (through accretion expense) and the capitalized amount is depreciated over the remaining useful life of the related long-term asset. We will incur a gain or loss to the extent that our ARO liabilities are not settled at their recorded amounts. See Note 4 for additional information regarding our fixed assets and related AROs.

Revenue Recognition
We recognize revenue upon the satisfaction of our respective performance obligations. Refer to Note 3 for additional details on what constitutes a performance obligation.

Recent and Proposed Accounting Pronouncements
We have adopted the guidance under ASC Topic 606, Revenue from Contracts with Customers, and all related ASUs (collectively “ASC 606”) as of January 1, 2019 utilizing the modified retrospective method of adoption. There was no impact to members’ equity (deficit) as a result of the adoption. Refer to Note 3 for further details.

In February 2016, the FASB issued guidance to improve the transparency and comparability among companies by requiring lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts (Topic 842). The guidance also requires additional disclosure about leasing arrangements. The guidance is effective for non-public entities beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022 in accordance with the issuance of ASU 2020-05. The standard permits a modified retrospective method of adoption. We have reviewed the practical expedients that are available to facilitate the adoption process. We have elected to take the “package” of practical expedients set out in the standard, which must be elected together. The items within the package stipulate that an entity need not reassess: (1) if expired or existing contracts contain leases, (2) lease classification for previously-assessed leases under ASC 840, and (3) initial direct costs for existing leases. We have also elected to adopt the practical expedient relating to the separation of lease and non-lease components as well as the easement and right of way expedient and have decided not to adopt the hindsight practical expedient. We have made a policy election under ASC 842 that allows non-public business entities to use a risk-free rate for a period comparable to the lease term in order to value the right of use asset and lease liability. Finally we have elected to utilize the optional transition method which allows the company to only apply the new lease standard at the date of adoption while comparative periods will be presented under the previous lease guidance. As a result of adopting the new lease standard, we expect an impact on our balance sheet from the recognition of a right-of-use asset and the corresponding lease liability of less than $5 million. We do not expect any impact to members' equity as a result of adoption.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. The guidance also requires increased disclosures. ASU 2016-13 is effective for interim and annual periods beginning after December 15, 2022 for non-public entities in accordance with the issuance of ASU 2019-10. The standard requires varying transition methods for the different categories of amendments. We will adopt this guidance on the annual reporting period following December 15, 2022. We continue to evaluate the impacts of our pending adoption and do not expect a material impact to our financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which provides expedients and exceptions for accounting treatment of contracts which are affected by the anticipated discontinuation of the London InterBank Offered Rate (“LIBOR”) and other rates resulting from rate reform that are entered into on or before December 31, 2022. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under relevant accounting standards. The discontinuation of LIBOR is expected to occur in 2023. We are evaluating the provisions of ASU 2020-04 and have not yet determined the impact on our Financial Statements and disclosures related to our credit facility due to the timing of the transition to another interest rate benchmark.

Note 3. Revenue Recognition

Adoption of ASC 606 and its related Transition Effects
The modified retrospective approach of adoption required us to apply the new revenue standard to all new revenue contracts entered into after January 1, 2019 and revenue contracts that were not completed as of January 1, 2019. Our revenues for the periods prior to January 1, 2019 were not revised and the adoption of ASC 606 did not result in adjustments to members’ equity (deficit) or other balance sheet accounts at January 1, 2019.

Revenue from Contracts with Customers
Revenue from our contracts with customers is generally based upon a fixed fee per unit of volume (typically per barrel of crude oil) gathered, transported, or processed for each volume delivered (“Crude Oil Handling”). All contracts are purchase and sale arrangements and include a single performance obligation to stand ready, on a monthly basis, to provide capacity on our assets. Since these purchase and sale transactions are with the same customer and entered into in contemplation of one another, the purchase and sales amounts are netted against one another and the residual handling fees are recognized as crude oil handling revenue. The intent of these buy-sell arrangements is to earn a fee for handling crude oil (a service to the producer) and not to engage in crude oil marketing activities. We net the corresponding receivables and payables from such transactions on our Balance Sheets for consistency of presentation.

We also have certain contracts with customers in which we bill based on a minimum obligation. These fees are charged to a customer regardless of the volume the customer actually delivers to the platform or through the pipeline.

In addition to these offshore pipeline transportation revenue streams, we also have certain customer contracts in which the transportation fee has a fixed escalating pricing structure on a specified date. The performance obligation for these contracts is to transport, gather or process commodity volumes for the customer based on firm (stand ready) service or from monthly nominations made by our customers, which can also be on an interruptible basis. While our transportation rate changes based on contractual terms, our performance obligation does not change throughout the life of the contract. Therefore revenue is recognized on an average rate basis throughout the life of the contract. We have estimated the total consideration to be received under the contract beginning at the contract inception date based on the estimated volumes (including certain minimum volumes we are required to stand ready for), price indexing, estimated production or contracted volumes, and the contract period. We have constrained the estimates of variable consideration such that it is probable that a significant reversal of previously-recognized revenue will not occur throughout the life of the contract. These estimates will be reassessed at each reporting period as required. Billings to our customers are reflected at the contract rate. The difference between the consideration received from our customers from invoicing compared to the revenue recognized creates a contract asset or liability. In circumstances where the estimated average contract rate is less than the current billed price per the contract, we will recognize a contract liability. In circumstances where the estimated average contract rate is higher than the current billed price per the contract, we will recognize a contract asset.

The following table reflects our contract asset and liability balances as of December 31, 2021 and December 31, 2020. Contract assets are recorded in Other Assets, net in our Balance Sheets. Contract liabilities are recorded in Deferred Revenue and Other Long-Term Liabilities in our Balance Sheets.

	Contract Assets	Contract Assets	Contract Liabilities	Contract Liabilities
	Current	Non-Current	Current	Non-Current
Balance at December 31, 2020	$—	$2,940	$4,424	$22,762
Balance at December 31, 2021	—	4,853	2,826	19,936

During the year ended December 31, 2021, we recognized revenue of $4.4 million that was classified as a contract liability as of December 31, 2020. We had no contract modifications during the periods that would affect our contract balances.

Transaction Price Allocations to Future Performance Obligations
We are required to disclose the amount of our transaction prices that are allocated to unsatisfied performance obligations as of December 31, 2021. However, ASC 606 does provide the following practical expedients and exemptions that we utilized:

1)Performance obligations that are part of a contract with an expected duration of one year or less;

2)Revenue recognized from the satisfaction of performance obligations where we have a right to consideration in an amount that corresponds directly with the value provided to customers; and

3)Contracts that contain variable consideration, such as index-based pricing or variable volumes, that is allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that is part of a series.

We apply these practical expedients and exemptions to our revenue streams recognized over time. The majority of our contracts qualify for one of these expedients or exemptions. After considering these practical expedients and identifying the remaining contract types that involve revenue recognition over a long-term period and include long-term fixed consideration (adjusted for indexing as required), we determined our allocations of transaction price that relate to unsatisfied performance obligations.

The following chart depicts how we expect to recognize revenues for future periods related to these contracts:

2022	$39,156
2023	37,265
2024	31,094
2025	25,410
2026	17,489
Thereafter	62,757
Total	$213,171

Pipeline Loss Allowances
In order to compensate us for bearing the risk of volumetric losses of crude oil in transit in our pipelines due to temperature, crude quality, and the inherent difficulties of measurement of liquids in a pipeline, our tariffs and agreements include the right for us to make volumetric deductions from the customer for quality and volumetric fluctuations. We refer to these deductions as pipeline loss allowances (“PLA”). We compare these allowances to the actual volumetric gains and losses of the pipeline and the net gain or loss is recorded as revenue or a reduction of revenue. As the allowance is related to our pipeline transportation services, the performance obligation is the obligation to transport and deliver the barrels and is considered a single obligation.

When net gains occur, we have crude oil inventory. When net losses occur, we reduce any recorded inventory on hand and record a liability for the purchase of crude oil required to replace the lost volumes. Under ASC 606, we record excess oil as non-cash consideration at the lower of the recorded value or the net realizable value and include this amount in the transaction price. The crude oil in inventory can then be sold at current prevailing market prices, resulting in additional revenue if the sales price exceeds the inventory value when control transfers to the customer.

Note 4. Fixed Assets and Asset Retirement Obligations

Fixed Assets
Our fixed asset values and related accumulated depreciation balances were as follows at the dates indicated:

	At December 31,
	2021	2020
Pipelines and facilities	$438,420	$434,221
Construction in progress	227	89
Total	438,647	434,310
Less accumulated depreciation	(278,268)	(262,578)
Fixed assets, net	$160,379	$171,732

Depreciation expense was $15.7 million, $15.6 million and $15.6 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Asset retirement obligations
Our AROs result from regulatory requirements that would be triggered by the retirement of our offshore pipeline and platform assets. The following table presents information regarding our estimated asset retirement liabilities for the periods noted.

	For the Years Ended December 31,
	2021	2020	2019
ARO liability, beginning of period	$1,994	$1,851	$1,718
Liabilities settled	—	—	(75)
Accretion expense	154	143	133
Revisions in expected cash flows	—	—	75
ARO liability, end of period	$2,148	$1,994	$1,851

The ARO liability is included in Other Long-Term Liabilities in our December 31, 2021 and December 31, 2020 Balance Sheets.

At December 31, 2021, our forecast of accretion expense is as follows for the next five years:

2022	2023	2024	2025	2026
$166	$179	$192	$207	$223

Note 5. Debt Obligation

March 2019 Credit Facility
In March 2019, we entered into the “Second Amended and Restated Credit Agreement” which supersedes the terms of the February 2015 Credit Facility. The March 2019 Credit Facility has an initial borrowing capacity of $225 million, with a provision that its borrowing capacity could be expanded to $275 million with additional commitments from the lenders. As of December 31, 2021, we had $207.9 million borrowed under the March 2019 Credit Facility. Amounts borrowed under the March 2019 Credit Facility mature in March 2024. We incurred $1.5 million of debt issuance costs related to the March 2019 Credit Facility, of which $0.7 million is deferred within Other Assets, net on our Balance Sheet at December 31, 2021 and will be amortized over the term of the facility.

Interest costs for the year ended December 31, 2021 were incurred based on the terms of the March 2019 Credit Facility. Interest rates charged under the credit facility are dependent on certain quarterly financial ratios (as defined in the credit agreement). For Eurodollar loans where our leverage ratio is greater than or equal to 1:1 and less than 2:1, as it currently is, the interest rate is the London Interbank Offered Rate (“LIBOR”) plus 1.75%, and for Base Rate loans (as defined in the credit agreement), the interest rate is 0.75% plus a variable base rate equal to the greater of (i) the prime rate, (ii) the federal funds rate plus 0.50% or (iii) LIBOR plus 1.0%. The interest rate on Eurodollar and Base Rate loans would increase by 0.25% if our leverage ratio increased to greater than 2:1 and would decrease by 0.25% if our leverage ratio decreased to less than or equal to 1:1. In addition, we pay commitment fees on the unused portion of the revolving credit facility at rates that vary from 0.25% to 0.375%.

The March 2019 Credit Facility is non-recourse to our Members and secured by our assets. The March 2019 Credit Facility also contains customary covenants such as restrictions on debt levels, liens, guarantees, mergers, sale of assets and distributions to Members. A breach of any of these covenants could result in acceleration of our debt financial obligations. We were in compliance with the covenants of our credit facility at December 31, 2021.

In general, if an Event of Loss occurs (as defined in the credit agreement), we are obligated to either repair the damage or use any insurance proceeds we receive to reduce debt principal outstanding.

Note 6. Members’ Equity (Deficit)

As a limited liability company, our Members are not personally liable for any of our debts, obligations or other liabilities. Income or loss amounts are allocated to Members based on their respective membership interests. Cash contributions by and distributions to Members are also based on their respective membership interests.

Cash distributions to Members are determined by our Management Committee, which is responsible for conducting the Company’s affairs in accordance with our limited liability agreement.

Note 7. Related Party Transactions

The following table summarizes our related party transactions for the period indicated:

	For the Years Ended December 31,
	2021	2020	2019
Crude oil handling revenues:
Genesis affiliates	965	960	975
Shell affiliates	14,324	11,421	15,969
Total	$15,289	$12,381	$16,944
Crude oil handling costs:
Genesis affiliates	4,404	3,736	3,770
Shell affiliates	1,924	3,148	3,040
Total	$6,328	$6,884	$6,810
Other operating costs and expenses:
Genesis affiliates	9,441	9,166	8,899
Total	$9,441	$9,166	$8,899

Other operating costs and expenses include amounts charged to us by Manta Ray for operator fees.

The following table summarizes our related party accounts receivable and accounts payable amounts at the dates indicated:

	At December 31,
	2021	2020
Accounts receivable - related parties:
Genesis affiliates	$43	$25
Shell affiliates	1,156	357
Total accounts receivable - related parties	$1,199	$382

Accounts payable - related parties:
Genesis affiliates	$2,438	$2,555
Shell affiliates	216	85
Total accounts payable - related parties	$2,654	$2,640

Note 8. Significant Risks

Production and Credit Risk due to Customer Concentration
Offshore pipeline systems such as ours are directly impacted by exploration and production activities in the Gulf of Mexico for crude oil. Crude oil reserves are depleting assets. Our crude oil pipeline system must access additional reserves to offset either (i) the natural decline in production from existing connected wells or (ii) the loss of production to a competing takeaway pipeline. We actively seek to offset the loss of volumes due to depletion by adding connections to new customers and production fields.

In terms of percentage of total revenues, our largest customers for the year ended December 31, 2021 were Occidental Petroleum Corporation, Equinor ASA, and BP Products North America with percentages of total revenues of 17.3%, 11.9%, and 11.7%, respectively. Our largest customers for the year ended December 31, 2020 were BP Products North America,

Occidental Petroleum Corporation, and Equinor ASA with percentages of total revenues of 22.5%, 15.7%, and 10.7%, respectively. Our largest customers for the year ended December 31, 2019 were Occidental Petroleum Corporation, Shell Oil Company, and Equinor ASA with percentages of total revenues of 18.7%, 12.1%, and 11.6%, respectively. The loss of any of these customers or a significant reduction in the crude oil volumes they have dedicated to us for handling would have a material adverse effect on our financial position, results of operations and cash flows.